SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, December 4, 2023 – Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in relation to the geological event in Alagoas and the information recently released in the media, it is hereby informing its shareholders and the market what follows.

Braskem's rock salt extraction activities in Alagoas were terminated in May 2019, as previously disclosed to the market, and the Company, since then, has been adopting measures to definitively close the salt wells (“Cavities”), according to the plan and timeline presented to the authorities, and approved by the National Mining Agency (“Definitive Closure Plan”).

The actions of the Definitive Closure Plan for the 35 Cavities have already reached 70% progress, and completion is scheduled for mid-2025, as detailed below:

(i) 9 Cavities were recommended to be filled with sand. Of these, 5 have already been filled, 3 have filling work in progress, and 1 is already pressurized, indicating that filling is no longer necessary;

(ii) 5 Cavities had their self-filling status confirmed; and

(iii) 21 Cavities are being plugged and/or monitored, and in 7 of them, the work has already been completed.

Additionally, in the context of preventive soil monitoring that has been carried out since 2019, microseisms and atypical soil movements were recently recorded concentrated at the Cavity 18 location, with Braskem preventively halting its well filling activities in the area, as well as its activities preparatory to the beginning of filling Cavity 18.

It is worth noting that the process of preventive eviction of the area began in December 2019 and that the risk area on the map defined by the Civil Defense of Maceió is completely unoccupied. The protection area in the Mutange neighborhood, where Cavity 18 is located, was already unoccupied, with no person residing in that area, since April 2020.

Current monitoring data demonstrates that the soil movement condition continues to be concentrated in the Cavity 18 area. All data is being shared in real-time with the authorities, with whom the Company has been working in collaboration, providing all information.

The Company remains mobilized and continuously monitors the situation with the competent authorities and will keep the market informed of any relevant developments on the matter.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond  the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the  geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.